PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES
DELIVERY OF INTERNATIONAL ORDERS FOR
ENVIRONMENTAL OPERATIONS AND PETROCHEMICAL
INSPECTION

Plymouth, Massachusetts - October 26, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing detection apparatus and unmanned technologies, is pleased to announce the delivery of several new orders for environmental monitoring and Petrochemical inspection.

Environmental monitoring will be carried out with PRT X-Lite series drones, equipped with a winch and collection cup for deep water sampling. This will study plastic particulates in water and other microbiological impact. The drones will be operated by Swiss University, ETH Zürich.

The Unmanned Aircraft Systems (UAS) for petrochemical inspection will be used in Saudi Arabia for essential ultrasound testing of infrastructure at some of the world's highest volume petrochemical plants which includes those owned by Saudi Aramco oil. The petrochemical sale is in collaboration with the Tetra / PRT partner Tritex NDT UK.

"The design approach to our overall UAS product platform has yielded the flexibility to allow the company to address the above markets. We believe that these applications will soon extend to offshore oil and natural gas platform inspection, wind farms, and other remote infrastructure locations," stated Carl Cagliarini, Chief Strategy Officer at PRT.

"This is a significant step in our company's growth strategy as we have taken our UAS platform from an R&D phase to revenue generating commercial products," stated Dana Wheeler, President & CEO of PRT.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.